111 CONGRESS AVENUE SUITE 820 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940 GEOFFREY S. KAY DIRECT DIAL: 512 • 583 • 5909 EMAIL: gkay@fkhpartners.com

April 8, 2013

Via Federal Express

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	First NBC Bank Holding Company
Registration Statement on Form S-1
Filed April 8, 2013
CIK No. 0001496631

Dear Mr. Windsor:

On behalf of First NBC Bank Holding Company (“Company”), enclosed please find a copy of the Company’s Registration Statement on Form S-1 (“Registration Statement”), as filed with the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes from the original draft of the Registration Statement submitted to the Commission on a confidential basis on November 9, 2012.

The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of December 6, 2012 (“Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

General

1.	As far as practicable, please fill-in all blanks in the next filing.

As far as practicable, all blanks, except those containing information related or tied to pricing, have been completed in the Registration Statement.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research

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April 8, 2013

reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

No written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. Similarly, no research reports about the Company have been published or distributed by any broker or dealer that is participating or will particular in the offering.

3.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

The Registration Statement includes the appropriate consent from the Company’s independent accountant.

4.	Revise to name the lead underwriter. See Item 501(b)(8) of Regulation S-K. Alternatively, please explain why Keefe, Bruyette & Woods and Sandler O’Neill Partners are described as “representatives” of the underwriters on page 127.

Keefe, Bruyette & Woods and Sandler O’Neill & Partners, L.P. are co-lead underwriters and will serve as representatives of the underwriting syndicate. The composition of the underwriting syndicate has not been determined at this time. The section titled “Underwriters” will be revised to reflect the composition of the underwriting syndicate when determined.

5.	State the percentage of stock held by officers and directors before and after the offering.

The “Offering Summary” and the “Principal and Selling Shareholders” sections have been revised to state the percentage of stock held by officers and directors before and after the offering.

6.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pur’suant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a

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result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The prospectus has been revised to disclose the various exemptions that are available to the Company as a result of the JOBS Act, the exemptions of which the Company is or expects to take advantage, and the Company’s irrevocable election not to take advantage of the extended transition period for compliance with new or revised accounting standards affecting public companies.

7.	In the last sentence of this section you state that there are other scaled disclosures items that you may choose to take advantage of in the future. Please identify the scaled disclosure items that you are not taking advantage of now, but that you believe you could implement at a future date.

This section has been revised to clarify that the disclosure items related to executive compensation are the only scaled disclosures that the Company is taking advantage of at this time and the only scaled disclosures that the Company intends to take advantage of in the future.

Table of Contents

8.	Indicate here where the information required by Item 507 of Regulation S-K on selling security holders is located in the document.

The table of contents has been revised to reflect that the information required on selling security holders is contained in the section titled “Principal and Selling Shareholders.”

Prospectus Summary, page 1

9.	In order to provide investors with a more balanced picture of your growth history and challenges, consider discussing the relatively unseasoned nature of your loan portfolio.

The prospectus summary has been revised to include the unseasoned nature of the loan portfolio among the challenges faced by the Company.

The Offering, page 6

10.	Revise here or on the cover page to disclose the percentage of shares being offered to those outstanding.

The offering summary term sheet has been revised to disclose the percentage of shares being offered relative to those outstanding.

Use of Proceeds, page 6

11.	Revise both here and in the main section, as appropriate, to provide specific, detailed disclosure on the use of proceeds and to quantify the amounts that may be used for each purpose. Consider providing disclosure discussing management’s expectations of your ability to deploy the capital raised in this offering without significantly diluting your earnings per share. If the expected use of proceeds changes or solidifies, please update. See Item 504 of Regulation S-K.

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The use of proceeds discussion in the Prospectus Summary and the section titled “Use of Proceeds” have been revised to disclose that the proceeds of the offering are expected to be utilized to support organic growth of the bank, but that management may consider acquisitions that are consistent with its business plan, as discussed in the section titled “Business.”

Risk Factors, page 10

12.	Revise the heading and narrative of the first risk factor to be more particularly focused on your business or industry. Your risk factors and their headings should be drafted so that they are not equally applicable to another business. For example, consider revising the first risk factor to clarify that since many of your borrowers are commercial enterprises, any decline in economic conditions will affect not only the demand for your credit products, but also impact your credit quality.

The risk factor titled “Our business may be adversely affected by general business and economic conditions” has been revised to more specifically describe the impact of declining business and economic conditions on the Company’s business.

13.	Several of your risk factor headings do not state the specific risk involved. Please recast the headings, as appropriate. See for example, risk factors, 5 ,6, 13, 17 and 23.

The risk factor headings have been reviewed and revised, as appropriate, to more completely reflect the specific risk involved.

Our business is concentrated in the New Orleans metropolitan area…, page 10

14.	In order for investors to better appreciate the impact of localized economic effects, consider expanding this risk factor, or one of the two that follow it to discuss the impact on economic activity from Hurricane Katrina and the Deepwater Horizon oil spill.

The risk factor titled “Our business is concentrated in the New Orleans metropolitan area, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy” has been revised to include a reference to natural and man-made disasters, and the two risk factors that follow have been revised to incorporate additional information regarding the impact on economic activity from Hurricane Katrina and the Deepwater Horizon oil spill.

We are an “emerging growth company,”…, page 23

15.	We note your qualification as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. We further note your risk factor on page 23 where you explain that this election allows you certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Please revise your next amendment to enhance this risk factor to state specifically that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

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The Company has elected not to take advantage of the extended transition period for compliance with new or revised accounting standards affecting public companies.

Price Range of our Common Stock, page 33

16.	Please advise us of the status of your application for trading on the Nasdaq Global Market.

The Company intends to file its application for trading on the Nasdaq Global Market within the next week.

Business, page 34

17.	Disclose here or in your MD&A the risks inherent in each of your various loan types, noting which are at higher risk. For instance, commercial loans typically have payment requirements by which the borrower makes smaller periodic payments during the life of the loan followed by a larger balloon payment at the end of the term. Similarly, construction loans are dependent not only on the completion of the project, but ultimately the ability of the construction loan borrower to refinance the loan or sell the property upon the completion of the project.

The business section has been revised to disclose the risks inherent in each of the various loan types made by First NBC Bank.

Investments in Community Development Corporations; Investments in Tax Credit Entities, page 43

18.	In order for investors to better understand the impact of your investments in community development and other projects, consider expanding your disclosure to discuss the related lending activities associated with the projects, as well as to discuss any other sources of cash flows that your subsidiary receives from the projects, beyond the tax credits.

The business section has been revised to provide additional disclosure with respect to the lending activities associated with the projects. All lending activities associated with the projects are underwritten according to First NBC Bank’s normal underwriting criteria, made on market terms and repayable from the cash flows of the underlying project. Accordingly, the lending activities are completely independent of, and the terms are not tied in any manner to, the investments in tax credit entities. The Company does not receive any additional material cash flows from its investments in tax credit entities, other than the tax credits associated with the projects.

Trust Services, page 45

19.	In your discussion of your trust services, you indicate that you rely on “strategic or outsourced relationships” in order to offer investment management services to your trust department customers. It does not appear that any service agreement with any investment management service provider has been filed as an exhibit to the registration statement. Please provide us with your analysis supporting your conclusion that the agreements with these service partners are not material contracts.

Securities and Exchange Commission

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First NBC Bank has entered into an agreement with Reliance Trust Company, which provides back office support and the trust administration software platform. The services provided by Reliance Trust Company cost First NBC Bank approximately $18 thousand annually, and the agreement with Reliance Trust Company is such as ordinarily accompanies the trust business. As a result, the Company concluded that the agreement was not a material contract.

The trust department of First NBC Bank does not directly engage in investment management services. However, in certain instances where trust department customers have desired expanded financial services that include investment management services, First NBC Bank has introduced these customers to an unaffiliated service provider who directly provides those investment management services. Because the bank’s trust department continues to manage the client relationship and provide certain limited advisory services related to the management of the trust account (other than investment management services), in each case, First NBC Bank, the unaffiliated investment management service provider and the customer have entered into a service agreement defining the obligations of each the various parties. The obligations undertaken by First NBC Bank under the agreements are those that ordinarily accompany the trust business, and these agreements specifically provide that the bank will not engage in any investment management services. First NBC Bank earned an aggregate of approximately $44 thousand in income during 2012 from the three agreements entered into by the bank related to these matters, which constitutes less than 0.2% of the Company’s 2012 earnings. The bank generated no material income from these arrangements during 2011. As a result, the Company concluded that these agreements, individually or in the aggregate, did not constitute material contracts.

Properties, page 46

20.	Disclose whether these properties are owned or leased.

The section titled “Properties” has been revised to provide additional disclosure regarding the ownership status of the properties from which the Company conducts operations.

Management’s Discussion and Analysis of Financial Condition, page 47

Restatement of Previously Issued Financial Statements, page 47

21.	Please tell us if management and the audit committee believes that, as of a recent date, you have remediated the material weakness.

Both management and the Audit Committee believe, based on actions taken by management during 2012 and the results of the 2012 audit, the material weakness has been remediated. The Company has included disclosure of actions taken to remediate the material weakness in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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Asset/Liability Management, page 66

22.	Please tell us whether management has considered the impact of your increased core deposits upon your interest rate risk analysis. For instance, has management considered whether core deposits balances have been favorably impacted by the low overall rate environment and might be exposed to increase runoff in the event that other investment opportunities may become available as rates increase?

As a part of its interest rate risk analysis, management considers and models for the impact of rising interest rates on the level of First NBC Bank’s core deposit balances. Although management expects, and the bank’s models contemplate, runoff in a rising interest rate environment, the level of runoff is not projected to be material in any of the forecasted interest rate scenarios.

Security Ownership of Management and Principal Shareholders, page 102

23.	If this section will constitute the selling security holder disclosure required by Item 507 of Regulation S-K, please revise the heading to clarify.

The section heading has been revised to “Principal and Selling Shareholders.”

Consolidated Balance Sheets (unaudited), F-2

24.	Please revise your next amendment to clearly label the columns affected on the face of the financial statements as ‘Restated.’

The filing no longer requires inclusion of any unaudited financial statements as the audited financial statements for the year ended December 31, 2012 are included. Accordingly, this question is not applicable.

Report of Independent Registered Public Accounting Firm, F-31

25.	Please include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

The Registration Statement includes a signed and dated 2012 audit report.

Notes to Unaudited Consolidated Financial Statements

Note 8. Fair Value of Financial Instruments, F-22

26.	Please amend your filing to disclose the information required by ASU 2011-04 or tell us where each required disclosure is included in your filing.

The information required by ASU 2011-04 has been included in the Company’s 2012 audited financial statements in Note 27, which are included in the Registration Statement.

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Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans, F-37

27.	Please tell us and revise your next amendment to disclose your policy regarding how many payments the borrower needs to make on TDRs before returning loans to accrual status.

Loans placed on non-accrual are not typically returned to accrual status until a minimum of six consecutive monthly payments have been made in a timely manner, and this disclosure is contained in Note 6 to the Company’s 2012 audited financial statements.

Note 6. Loans, F-51

28.	Please revise your next amendment to include a summary of information pertaining to impaired loans as of December 31, 2010.

As of December 31, 2010, the Company had no loans to account for in accordance with ASC Topic 310-30.

29.	Please tell us and revise your next amendment to clearly disclose the following concerning purchased credit impaired loans subject to ASC 310-30 accounting:

•	tell us your consideration of presenting these purchased credit impaired loans separately on the face of the balance sheet from other loans; and

•

clearly disclose in all of your credit quality disclosures (including disclosures of impaired and non-accrual loans) if purchased credit impaired loans are included and quantify the amount to improve comparability across periods.

The Company did not separately present purchased credit impaired loans on its balance sheet because the amount of purchased credit impaired loans was immaterial. At December 31, 2011, the basis in the Company’s purchased credit impaired loans was $16.9 million, or approximately 1% of the Company’s gross loans. Given the growth of the loan portfolio and the resolution of certain purchased credit impaired loans, the ratio of purchased credit impaired loans to gross loans further decreased as of December 31, 2012. The Company has included purchased credit impaired loans in its credit quality disclosures and has disclosed whether the purchased credit impaired loans are included with in the information disclosed within the credit quality disclosures.

Note 16. Fair Value of Financial Instruments, F-65

30.	Please tell us and revise your next amendment to describe how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

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First NBC Bank obtains updated appraisals on all impaired loans at least annually. In addition, if an intervening event occurs that, in management’s opinion, would suggest further deterioration in value, the bank obtains an updated appraisal. These policies do not vary based on loan type. Any exposure arising from the deterioration in value of collateral evidenced by the appraisal is recorded as an adjustment to the loan loss reserve in the case of a loan or as an adjustment to income in the case of foreclosed property. These disclosures are contained in Note 1 to the Company’s 2012 audited financial statements.

Part II

Exhibits

31.	Please file all exhibits as soon as practicable, so the staff can have adequate time to review the documents.

The Registration Statement contains all exhibits that were not included with the originally submitted with the draft registration statement, other than the form of legal opinion of Company counsel, the form of underwriting agreement and the bylaws of the Company. The Board of Directors is considering certain amendments to the bylaws of the Company and expects the bylaws to be included with the next submission, along with the forms of legal opinion of Company counsel and underwriting agreement.

We trust that the information contained in this letter, and as reflected in the Registration Statement, are responsive to the Staff’s questions. Please do not hesitate to contact us if you have any further questions or comments regarding this matter or if we may be further assistance.

Yours truly,

/s/ Geoffrey S. Kay

cc:	Jessica Livingston
David Irving
John Nolan
Ashton J. Ryan, Jr.
Mitchell S. Eitel